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                             September 22, 2021

       Robert Drummond
       Chief Executive Officer
       NEXTIER OILFIELD SOLUTIONS INC.
       3990 Rogerdale Rd.
       Houston, Texas 77042

                                                        Re: NEXTIER OILFIELD
SOLUTIONS INC.
                                                            Form 10-K filed
February 24, 2021
                                                            File No. 001-37988

       Dear Mr. Drummond:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 57

   1. We note your cash flows from operating activities decreased over the last three fiscal years. Your existing
discussion of operating cash flows does not provide a comparative analysis of the
material change in components comprising operating activities between comparable periods. In
this regard, an analysis should be provided which explains the reason(s) net cash from
operating activities decreased between comparable periods. The analysis should address
the significant drivers underlying the change and how they impact operating cash flows.
Refer to section IV.B.1 of Release No. 33-8350 for guidance.
       Item 8. Financial Statements and Supplementary Data
       (21) Business Segments , page 118

   2. We note you report adjusted gross profit (loss) which you disclose is the Company's segment measure of
profitability, operating income (loss), and net income (loss) for each
 Robert Drummond
NEXTIER OILFIELD SOLUTIONS INC.
September 22, 2021
Page 2
         of your reportable segments. If your chief operating decision maker uses only one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, segment profit or loss shall be reported for that measure only. If the chief operating decision maker uses more than one measure of a segment's profit or loss, the reported measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in the public entity's consolidated financial statements. Refer to ASC 280-10-50-28.
3. Revise to separately disclose the amount of revenue from each of your major customers for each period presented. Refer to ASC 280-10-50-42.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Robert Babula,
Staff Accountant at (202) 551-3339 if you have any questions.



FirstName LastNameRobert Drummond            Sincerely,
Comapany NameNEXTIER OILFIELD SOLUTIONS INC.
                                             Division of Corporation Finance
September 22, 2021 Page 2                    Office of Energy & Transportation
FirstName LastName